UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

Commission file number 1-8974

Honeywell Savings and Ownership Plan
(Full Title of Plan)

Honeywell International Inc. 101 Columbia Road Morris Township, NJ 07962

(Name of Issuer of Securities Held Pursuant to the Plan and the Address of its Principal Executive Office)

Honeywell Savings and Ownership Plan

Index

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2011 and 2010	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011	4

Notes to Financial Statements	5-18

Supplemental Schedule: *

Schedule H, Line 4(i) - Schedule of Assets (held at end of year) December 31, 2011	19

Signatures	20

Exhibit:

Exhibit I – Consent of Independent Registered Public Accounting Firm	21

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Honeywell Savings and Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Honeywell Savings and Ownership Plan (the “Plan”) at December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey
June 27, 2012

Honeywell Savings and Ownership Plan
Statements of Net Assets Available for Benefits at December 31, 2011 and 2010

	2011	2010

	(dollars in millions)
Plan interest in Honeywell Savings and Ownership Plan Master Trust at fair value	$9,242	$9,291

Total investments	9,242	9,291

Receivables:
Notes receivable from participants	127	130
Contribution receivable from participating employees	12	11
Contribution receivable from the Company, net of forfeitures	5	4

Total receivables	144	145

Net assets available for benefits, at fair value	9,386	9,436

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	—	(18)

Net assets available for benefits	$9,386	$9,418

The accompanying notes are an integral part of these financial statements.

Honeywell Savings and Ownership Plan
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2011

2011

(dollars in millions)
Additions to net assets attributable to:
Interest income from notes receivable from participants	$7
Investment gain from Plan interest in Honeywell Savings and Ownership Plan Master Trust	155
Contributions:
Participating employees	337
The Company, net of forfeitures	137
Roll-over contributions	12

Total contributions	486

Plan transfers to Honeywell Savings and Ownership Plan	2

Total additions	650

Deductions from net assets attributable to:
Benefits paid to participants	(666)
Plan expenses	(16)

Total deductions	(682)

Net decrease in net assets during the year	(32)

Net assets available for benefits:
Beginning of year	9,418

End of year	$9,386

The accompanying notes are an integral part of these financial statements.

Honeywell Savings and Ownership Plan

Notes to Financial Statements

1.	Description of the Plan

General

The Honeywell Savings and Ownership Plan (the “Plan”) is a defined contribution plan for certain employees of Honeywell International Inc. (the “Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and the Internal Revenue Code (“Code”). The following represents a summary of key provisions of the Plan but does not purport to be complete and is qualified in its entirety by the terms of the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

Administration

The Company’s Vice President of Compensation and Benefits is the Plan Administrator and has full discretionary authority to manage and control the operation and administration of the Plan, including the power to interpret provisions of the Plan and to promulgate policies and procedures for the Plan’s administration and to delegate its administrative responsibilities. The Savings Plan Investment Committee has the power and authority to enter into agreements with trustees to provide for the investment of Plan assets and to appoint investment managers to direct such trustees, as appropriate. The day to day administration of the Plan is handled by ING Institutional Plan Services, LLC (“ING”), formerly known as CitiStreet. The trustee of the Plan is State Street Bank and Trust Company (the “Trustee”).

Contributions and Vesting

For the year ended December 31, 2011, participants are permitted to contribute from 1% to 30% of their “base pay” as defined in the Plan during each pay period, subject to certain restrictions for “highly compensated employees”, as defined in the Plan document. Participants may elect to make contributions to the Plan in any combination of before-tax, after-tax and Roth 401(k) contributions and may direct those contributions into any investment option available within the Plan. Prior to January 1, 2011, Roth 401(k) contributions were not permitted to be made to the Plan. The combined before-tax and Roth 401(k) contributions may not exceed $16,500. In addition to regular before-tax, after-tax or Roth 401(k) contributions, eligible participants may also contribute catch-up contributions up to $5,500 per year if they are or will attain the age of 50 by December 31st and are contributing at least 8 percent before-tax in contributions and/or Roth contributions to the Plan or have contributed the maximum regular before-tax contributions to the Plan.

Generally, the Company matching contribution does not begin until the first pay period following the employee’s completion of one year of service with the Company. The Company matching contributions are made to the eligible participants’ accounts each pay period that employee contributions are made to the Plan. Depending on the rate designated for the participant’s Participating Unit, as defined below, the Company makes contributions with respect to a participant’s contributions up to a maximum of 8 percent of a participant’s base pay. Additionally, discretionary supplemental employer contributions may be made by the Company to a participant’s account for certain employees who have agreed to such terms with the Company. The Company does not match catch-up contributions. All of the Company’s matching contributions are initially invested in the Honeywell Common Stock Fund.

A Participating Unit is a group of employees which has been designated as participating in the Plan. The Company may contribute on behalf of each participant between 0 percent and 62.5 percent of such participant’s contribution to the Plan, depending upon the rate designated for the participant’s Participating Unit. Each Participating Unit is affiliated with a Company code which identifies the match level for such unit.

Honeywell Savings and Ownership Plan

Notes to Financial Statements

There are two forms of Company matching contributions which are as follows: (i) variable company matching contributions and (ii) non-variable company matching contributions. Participating Units whose employees are covered by collective bargaining agreements or government contracts, the terms of which may change the Company match from time to time, receive the variable company matching contributions, unless the collective bargaining agreement or government contract provides that the employees are eligible for the non-variable company matching contributions. Participating Units whose employees are not covered by collective bargaining agreements or government contracts (unless the collective bargaining agreement or government contract provides otherwise) are generally eligible for the non-variable company matching contributions.

Effective January 1, 2011, Participating Units covered by a Non-Variable Match received basic matching contributions whereby the Company matched 31.25 percent of the first 8 percent of base pay that the participant contributed to the Plan (excluding rollover and catch-up contributions). Once the participant participated in the Plan for 60 months after completing one year of vesting service, the Company made matching contributions in the amount of 62.5 percent of the first 8 percent of base pay contributed to the Plan (excluding rollover and catch-up contributions). Additionally, participants who were actively employed by the Company on December 31, 2010, and who received a non-variable matching contribution in 2010, received an additional one-time matching contribution in 2011 as a match restoration equal to 25 percent of the matching contributions that were made to the participant’s account for the period from July 1, 2010 through December 31, 2010.

Participants have a full and immediate vested interest in the portion of their accounts contributed by them and the earnings on such contributions. A participant will become 100 percent vested in any Company contributions upon completion of three years of vesting service or upon attainment of age 65 while an employee of the Company or an affiliated company. In addition, a participant’s account will become 100 percent vested if the participant’s termination with the Company or an affiliated company was due to any one of the following (i) retirement under the terms of a Honeywell pension plan in which the participant participates; (ii) disability (as defined under the plan provisions); (iii) death; (iv) a reduction in force or layoff (as determined by the Company); or (v) a participant’s business unit is sold or divested.

A participant will also become 100 percent vested in the event the Company permanently discontinues contributions to or terminates the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (1) the Company’s matching contribution, if applicable, and (2) investment earnings, and charged with an allocation of investment losses and administrative expenses. The allocation is based on participants’ account balances as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Notes Receivable from Participants
Effective July 1, 2011, no new loans were permitted from the Plan.

Prior to July 1, 2011, loans were made to participants from their account balances in the following order (1) before-tax contributions and earnings, (2) after-tax contributions and earnings, (3) Roth contributions, Roth catch-up contributions and earnings, (4) rollover contributions and earnings, (5) Roth prior plan contributions, Roth rollover contributions and earnings, (6) prior employer contributions and earnings, (7) vested Company matching contributions and earnings and (8) vested Company discretionary supplemental employer contributions and earnings.

The maximum number of loans a participant could have outstanding was limited to one. Any participant who had more than one loan outstanding as of October 31, 2007 continued to make

Honeywell Savings and Ownership Plan

Notes to Financial Statements

repayments on such loans pursuant to the terms of the loan and was not permitted to obtain a new loan until all such prior loans were repaid in full. The maximum loan amount to a participant was the lesser of (1) $50,000, reduced by the participant’s highest combined outstanding loan balance during the preceding twelve month period, or (2) 50% of the vested portion of a participant’s account. The interest rate on the loans was generally the published prime rate plus 1% for the month preceding the effective date of the loan. The term of any loan could not be less than 1 month or more than 60 months unless used to acquire a principal residence for which the term could be up to 25 years.

Interest rates for loans outstanding at December 31, 2011 and 2010 were between 4.25% and 10.5% and between 2.5% and 10.5%, respectively.

Termination

Although it has not expressed intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a partial or full Plan termination, all Plan funds must be used in accordance with the terms of the Plan.

Distribution of Benefits

Upon termination of service with the Company, if a participant’s vested account balance is $1,000 or less (including any rollover contributions), the entire vested amount in the participant’s account can be distributed to the participant in a single payment, without his or her consent, unless the participant affirmatively elects to have the benefit rolled over to an eligible retirement plan.

If the vested amount in a participant’s account is greater than $1,000 but less than $5,000 (excluding any rollover contributions), the participant’s account will be automatically rolled over to a traditional IRA with the ING Life Insurance and Annuity Company (“ILIAC”), ING’s employer’s rollover IRA, unless the participant affirmatively elects to receive the amount in a single payment or have it rolled over to an eligible retirement plan.

If the participant’s vested account balance exceeds $5,000 (excluding any rollover contributions), the balance in the account will remain in the Plan and shall be distributed (1) at the participant’s request, (2) when the participant attains age seventy and one-half (70-1/2), through the payment of minimum required distributions, as defined by the Plan, or (3) upon the participant’s death, whichever is earliest. When a participant dies, if his or her spouse is the beneficiary, the spouse may remain in the Plan under the same conditions as previously described for the participant. Otherwise, the entire amount in the participant’s account is distributed in a single payment to the participant’s beneficiary (ies).

Forfeitures

Forfeitures of the Company’s contributions and earnings thereon due to terminations and withdrawals reduce contributions otherwise due from the Company. Company contributions made to the Plan were reduced by $1 million due to forfeited nonvested accounts for each of the years ended December 31, 2011 and December 31, 2010.

2.	Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.

Honeywell Savings and Ownership Plan

Notes to Financial Statements

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation

For investment and administrative purposes, the Plan’s assets are held in the Honeywell Savings and Ownership Plan Master Trust (“Master Trust”) along with the assets of the Honeywell Puerto Rico Savings and Ownership Plan and the Honeywell Secured Benefit Plan. The Plan’s investment in the Master Trust represents the Plan’s interest in the net assets of the Master Trust. The Plan’s investment is stated at fair value and is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual Plan contributions and allocated investment income less actual Plan distributions, investment losses and allocated expenses.

Notes Receivable from Participants
Notes receivables from participants are valued at cost plus accrued unpaid interest.

Payment of Benefits
Withdrawals and distributions to participants are recorded when paid.

Expenses

All external third party expenses and internal expenses relating to the administration of the Master Trust and managing the funds established thereunder are borne by the participating plans. Brokerage commissions, transfer taxes and other charges incurred in connection with the purchase and sale of securities are paid out of the fund to which such charges are attributable. Certain other fees are charged directly to the participant’s account with respect to which the fee relates.

Recent Accounting Pronouncements

The Master Trust adopted the Financial Accounting Standards Board (“FASB”) issued guidance which requires new disclosures and clarifies existing disclosure requirements, about fair value measurements. The new guidance requires (a) disclosure of gross significant transfers in and/or out between Levels 1 and 2 and the reasons for those transfers, (b) disclosure of all transfers in/out of Level 3 (significant transfers to be presented gross) and the reasons for those transfers, and (c) purchases, sales, issuances and settlements to be disclosed separately (i.e. gross) within the Level 3 roll-forward. The guidance also clarifies (a) the levels of disaggregation in presenting fair value disclosures for each class of assets and liabilities and (b) the disclosures about valuation techniques and inputs that are required for fair value measurements that fall within either Level 2 or Level 3. Items (a) and (b) were adopted in 2010. Item (c) was adopted in 2011 and had no significant impact on the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

In May 2011, the FASB issued guidance on Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The guidance is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The update is effective for annual periods beginning after December 15, 2011. Plan’s management does not believe the adoption of this update will have a significant impact on the Plan’s financial statements.

Honeywell Savings and Ownership Plan

Notes to Financial Statements

3.	Interest in Honeywell Savings and Ownership Plan Master Trust

The Plan’s investment is held in the Master Trust, which is commingled with the assets of the Honeywell Puerto Rico Savings and Ownership Plan and the Honeywell Secured Benefit Plan. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by the Trustee. At December 31, 2011 and 2010, the Plan, Honeywell Puerto Rico Savings and Ownership Plan and the Honeywell Secured Benefit Plan’s interest in the net assets of the Master Trust were 98.59%, 0.065%, and 1.345% and 98.291%, 0.044% and 1.665%, respectively. Investment income or loss is allocated based on participant balances, and administrative expenses relating to the Master Trust are allocated daily to the respective plans based upon the net asset value balances invested by each plan.

The Master Trust is comprised of the following types of investments, at fair value, as of December 31, 2011 and 2010:

	2011	2010

	(dollars in millions)

Common and Collective Trusts and Commingled Funds	$3,510	$3,400
Honeywell Common Stock	2,726	2,710
Short Term Investments	1,442	1,264
Common/Preferred Stocks (Separately Managed Portfolios)	914	962
Fixed Income Investments	761	—
Guaranteed Investment Contracts	16	883
Mutual Funds	—	197

Total Investments, at fair value	9,369	9,416

Adjustment from fair value to contract value for fully-benefit responsive investment contracts	—	(18)

Total Investments, at contract value	$9,369	$9,398

Honeywell Savings and Ownership Plan

Notes to Financial Statements

The Master Trust’s investment income for the year ended December 31, 2011 is presented in the following table. The net appreciation/(depreciation) consists of both realized gains/(losses) on investments bought, sold and matured, as well as the change in unrealized gains/(losses) on investments held during the year by the Master Trust.

2011

(dollars in millions)

Net appreciation/(depreciation) in fair value of investments:
Honeywell Common Stock	$81
Common/Preferred Stocks (Separately Managed Portfolios)	(15)
Fixed Income Investments	2
Common and Collective Trusts And Commingled Funds	(5)
Mutual Funds	(7)

Net appreciation	56

Dividend Income	85
Interest Income	36

Total investment income	$177

Honeywell Savings and Ownership Plan

Notes to Financial Statements

Investment Valuation and Income Recognition – Master Trust

Master Trust investments are stated at fair value. Investments in mutual and common/commingled funds are valued at the net asset value of units held at year-end. Common stocks, including Honeywell Common Stock, traded on a national securities exchange, are valued at the last reported sales price or close price at the end of the year. Fixed income securities traded in the over-the-counter market are valued at the bid prices. Short term securities are valued at amortized cost, which includes cost plus accrued interest, which approximates fair value. Traditional guaranteed investment contracts are stated at fair value based on a discounted cash flow method.

Interest income is recorded on the accrual basis, and dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis.

From time to time, investment managers may use derivative financial instruments including foreign exchange forward and futures contracts. Derivative instruments are used primarily to mitigate exposure to foreign exchange rate and interest rate fluctuations as well as manage the investment mix in the portfolio. The Master Trust held no derivative instruments as of December 31, 2011 and December 31, 2010.

The Plan’s interest in the Master Trust represents more than 5 percent of the Plan’s net assets at December 31, 2011 and 2010.

Guaranteed Investment Contracts

The Master Trust entered into benefit-responsive investment contracts, such as traditional guaranteed investment contracts and synthetic guaranteed investment contracts (“GICs”) with various third parties. These benefit-responsive investment contracts are held through the Honeywell Short Term Fixed Income Fund. Contract values represent contributions made to the investment contract plus earnings, less participant withdrawals and administrative expenses.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

A traditional GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive contracts issued by a third party which are backed by assets owned by the third party. The contract values of the traditional GICs were $16 million and $125 million at December 31, 2011 and 2010, respectively.

A synthetic GIC provides for a fixed return on principal over a specified period of time through fully benefit-responsive wrapper contracts issued by a third party which are backed by underlying assets owned by the Master Trust. As of December 31, 2011, the Master Trust did not hold any synthetic GICs. The contract value of the synthetic GICs was $740 million at December 31, 2010. Not included in the contract value of the synthetic GICs was $15 million at December 31, 2010 attributable to wrapper contract providers representing the amounts by which the value of the investment contracts is less than the value of the underlying assets.

The average yield rate of the Honeywell Short Term Fixed Income Fund was 2.45% for the year ended December 31, 2010. The average crediting interest rate of the Honeywell Short Term Fixed Income Fund was 2.36% for the year ended December 31, 2010. On December 1, 2011, the

Honeywell Savings and Ownership Plan

Notes to Financial Statements

insurance wraps which provided benefit-responsive accounting to approximately 50% of the Short Term Fixed Income Fund were removed. The Master Trust is exposed to credit loss in the event of non-performance by the companies with whom the GICs are placed. The Company does not anticipate non-performance by these companies.

Determination of Fair Value

The accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value.

The Plan or Master Trust valuation methodologies for assets and liabilities measured at fair value are described on page 11 – “Investment Valuation and Income Recognition – Master Trust”. The methods described on page 11 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

The accounting guidance establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

• Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•     Level 2 — inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

• Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value measurement.

     A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements).

The following is a description of the valuation methodologies used for financial instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Honeywell International Inc. common stock, other common stocks and mutual funds

Honeywell International Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Transaction Tape. Other common stocks are valued at the closing price reported on the principal market on which the respective securities are traded. Mutual funds values are based on the Net Asset Value (“NAV”) that is quoted on an active market. Honeywell International Inc. common stock, other common stocks and mutual funds are all classified within level 1 of the valuation hierarchy.

Honeywell Savings and Ownership Plan

Notes to Financial Statements

Common, Collective Trust, Commingled and Short Term Investment Funds

Common, Collective Trust, Commingled and Short Term Investment funds are investment vehicles utilized within the target date funds, equity index funds, investment grade bond fund, global REIT fund and short term investment fund. These funds permit daily subscriptions and redemption of units. These investments are valued using the NAV provided by the administrator of the underlying fund. The NAV is based on the value of the underlying assets owned by the fund, less its liabilities, divided by the number of units outstanding. The NAV is a quoted price in a market that is not active and classified within level 2 of the valuation hierarchy.

Fixed Income Investments

Fixed income securities (other than certain short term investments maturing in less than 61 days and Commercial Backed Mortgage Securities) are valued at the regular close of trading of the principal exchanges on each valuation date at the evaluated bid prices supplied by a pricing agent or brokers, if any, whose prices reflect broker/dealer supplied valuations and electronic data processing techniques. Commercial Backed Mortgage Securities are valued using pool-specific pricing. Fixed income securities, including corporate bonds, U.S. Government & Federal agencies, Municipal bonds, asset-backed securities and Commercial Backed Mortgage Securities are categorized as Level 2 in the hierarchy.

Short term investments

Short term investments maturing in more than 60 days are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified within level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, bids provided by brokers or dealers, quoted prices of securities with similar characteristics or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within level 2 of the valuation hierarchy.

Guaranteed Investment contracts

The fair value of the synthetic guaranteed investment contracts is based on the underlying investments. As of December 31, 2011, the Master Trust held no synthetic guaranteed investment contracts. As of December 31, 2010, the investments underlying the synthetic guaranteed investment contracts were comprised of approximately 42% of US Treasury Securities, 38% of Asset-Backed Securities, 17% of Corporate Bonds, and 3% of Collaterized Mortgage Obligations. Synthetic guaranteed investment contracts were classified within level 2 of the valuation hierarchy.

Traditional guaranteed investment contracts and wrapper values are valued using a discounted cash flow method and are classified within level 3 of the valuation hierarchy.

Refer to page 11 of these financial statements for further information on these guaranteed investment contracts.

Honeywell Savings and Ownership Plan

Notes to Financial Statements

The following tables present the Master Trust’s assets measured at fair value as of December 31, 2011 and 2010, by the fair value hierarchy.

	2011
	Level 1	Level 2	Level 3	Total

	(dollars in millions)
Common/Preferred Stock:
Honeywell Common Stock	$2,726	$—	$—	$2,726
Large Cap Value	401	—	—	401
Large Cap Growth	289	—	—	289
Small-to-Mid Cap Value	224	—	—	224

Total Common/Preferred Stock	3,640	—	—	3,640
Fixed Income Investments:
Asset Backed Securities	—	34	—	34
Commercial Backed Mortgage Securities	—	34	—	34
Corporate Bonds	—	126	—	126
U.S. Government and Federal Agencies	—	565	—	565
Municipal Bonds	—	2	—	2

Total Fixed Income Investments	—	761		761

Common and Collective Trusts and Commingled Funds:

Target Date Funds	—	1,079	—	1,079
Equity Index Funds	—	2,431	—	2,431

Total Common and Collective Trusts and Commingled Funds	—	3,510	—	3,510
Short Term Investments:
Short Term Investment Fund	—	279	—	279
Short Term Investments	—	1,163	—	1,163

Total Short Term Investments	—	1,442	—	1,442
Guaranteed Investment Contracts	—	—	16	16

Total Investments, at fair value	$3,640	$5,713	$16	$9,369

Honeywell Savings and Ownership Plan

Notes to Financial Statements

	2010
	Level 1	Level 2	Level 3	Total

	(dollars in millions)
Common/Preferred Stock:
Honeywell Common Stock	$2,710	$—	$—	$2,710
Large Cap Value	406	—	—	406
Large Cap Growth	311	—	—	311
Small-to-Mid Cap Value	245	—	—	245

Total Common/Preferred Stock	3,672	—	—	3,672
Mutual Funds:
Large Cap Value	197	—	—	197

Total Mutual Funds	197	—	—	197
Common and Collective Trusts and Commingled Funds:
Target Date Funds	—	1,054	—	1,054
Equity Index Funds	—	2,346	—	2,346

Total Common and Collective Trusts and Commingled Funds	—	3,400	—	3,400
Short Term Investments	1	1,263	—	1,264
Guaranteed Investment Contracts	—	754	129	883

Total Investments, at fair value	$3,870	$5,417	$129	$9,416

The following table summarizes changes in the fair value of the traditional guaranteed investment contracts, classified as level 3 investments, for the years ended December 31, 2011 and 2010:

	2011	2010

	(dollars in millions)

Balance, beginning of year	$129	$133
Net realized and change in unrealized gain/(loss)	(3)	(4)
Sales	(110)	—

Balance, end of year	$16	$129

Amount of gains or losses for the year attributed to the change in unrealized gains/(losses) relating to assets and liabilities still held at year end	$(1)	$(4)

Honeywell Savings and Ownership Plan

Notes to Financial Statements

4.	Nonparticipant-Directed Investments

Information about the net assets at December 31, 2011 and 2010 and the significant components of the changes in net assets for the year ended December 31, 2011 relating to the nonparticipant-directed investments is as follows:

	2011	2010

	(dollars in millions)

Honeywell common stock	$2,724	$2,710
Short term investments	57	81

	$2,781	$2,791

		2011

		(dollars in millions)
Changes in net assets:
Contributions		$205
Net income		38
Net appreciation		80
Benefits paid to participants		(180)
Transfers (to)/from participant directed investments		(153)

		$(10)

5.	Asset Transfers

During the year ended December 31, 2011, assets valued at approximately $2 million were transferred to the Plan from the Matrikon 401(k) Plan.

6.	Related Party Transactions

The Plan’s investment in the Master Trust constitutes a related-party transaction because the Company is both the plan sponsor and a party to the Master Trust. The Master Trust is invested in the Company’s common stock and the Plan is invested in notes receivable from participants, both of which qualify as related-party transactions. During the year ended December 31, 2011, the Master Trust made purchases of approximately $289 million, sales of approximately $354 million and generated realized gains/(losses) of $112 million and earned dividend income of $69 million from the investment in the Company’s common stock. The Master Trust invests in short term investment funds managed by the Trustee. These investments qualify as party-in-interest transactions.

7.	Risks and Uncertainties

The Plan provides for various investment options which may invest in any combination of stocks, GICs, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Honeywell Savings and Ownership Plan

Notes to Financial Statements

8.	Federal Income Taxes

On January 28, 2011, the Plan filed for a favorable determination letter with the Internal Revenue Service. The letter requested approval that the Plan satisfies the requirements of Section 401(a) of the Code and that the plan qualifies as an Employee Stock Ownership Plan (“ESOP”) as defined in Section 4975(e)(7) of the Code. The Plan’s administrator and counsel believe that the Plan has been designed and is currently being operated in compliance with the applicable requirements of the Code and therefore expects that the Plan will receive a favorable determination letter. The Plan previously received a favorable determination letter on April 14, 2003. The Trust under the Plan is intended to be exempt under Section 501(a) of the Code. Accordingly, no provision for income taxes has been made.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. As of December 31, 2011, the Company has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2011 and 2010:

	2011	2010

	(dollars in millions)

Net assets available for benefits per the financial statements	$9,386	$9,418
Amounts allocated to withdrawing participants	(1)	(1)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	18

Net assets available for benefits per the Form 5500	$9,385	$9,435

Honeywell Savings and Ownership Plan

Notes to Financial Statements

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2011:

2011

(dollars in millions)
Benefits paid to participants per the financial statements	$666
Add: Amounts allocated to withdrawing participants at December 31, 2011	1
Less: Amounts allocated to withdrawing participants at December 31, 2010	(1)

Benefits paid to participants per the Form 5500	$666

The following is a reconciliation of the investment income per the financial statements to Form 5500 for the year ended December 31, 2011:

2011

(dollars in millions)
Total investment income per the financial statements	$155
Net change in adjustment from fair value to contract value for fully-benefit responsive contracts	(18)

Total investment income per the Form 5500	$137

10.	Subsequent Events

Effective June 28, 2012, the Sperian Protection USA, Inc. 401K Retirement Savings Plan and the Whiting and Davis Retirement Savings Plan (collectively “the Sperian Plans”) will be merged into the Plan.

Effective July 1, 2012, the Company will match 37.5 percent of an employee’s first 8 percent contribution to the Plan. In addition, the Company will match 75 percent of the first 8 percent of employee’s contributions for employees with more than 5 years of service with the Company.

Effective July 18, 2012, the Metrologic Instruments Cash or Deferred Profit Sharing Plan will be merged into the Plan.

The Company has evaluated subsequent events through the date of issuance of the financial statements.

Honeywell Savings and Ownership Plan

Schedule H, Line 4(i) – Schedule of Assets (held at end of year) December 31, 2011 (Dollars in Millions)

Identity of Issue	Description	Cost	Current Value

*Interest in Honeywell Savings and Ownership Plan Master Trust	Various investments	**	$9,242

*Notes receivable from participants	(Interest rates range from 4.25% - 10.5%, maturing through June 30, 2036)	**	127

Total			$9,369

* Party-in-interest.
** Cost information not required for participant-directed investments.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Honeywell Savings and Ownership Plan

By:	/s/Brian Marcotte

Brian Marcotte
Vice President, Compensation and Benefits

Date: June 27, 2012